EXHIBIT 8.1



                                                 HARRIS
                                                 BEACH &
                                                 WILCOX

                                                 A LIMITED LIABILITY PARTNERSHIP

                                                 ATTORNEYS AT LAW
                                                 THE GRANITE BUILDING
                                                 130 EAST MAIN STREET
                                                 ROCHESTER, N.Y.  14604-1687
                                                 (716) 232-4440


November 4, 1999


Board of Directors
Tompkins Trustco, Inc.
110 North Tioga Street
Ithaca, New York  14850

            Re: CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

Dear Ladies and Gentlemen:

         We have acted as counsel to Tompkins Trustco, Inc. ("Tompkins") in connection with the merger (the "Merger") of Letchworth Independent Bancshares Corporation ("Letchworth") with and into Tompkins pursuant to the Agreement and Plan of Reorganization dated as of July 30, 1999 (the "Plan of Reorganization"). You have requested that we provide an opinion regarding the treatment of the Merger under the Internal Revenue Code of 1986, as amended (the "Code").

         In providing this opinion, we have relied on (i) the description of the transaction as set forth in the Plan of Reorganization and the exhibits thereto,
(ii) the description of the transactions as set forth in the joint proxy statement/prospectus (the "joint proxy statement/prospectus") and the exhibits thereto, and (iii) representations provided by Tompkins and Letchworth concerning certain facts relating to the Merger.

        Based upon and subject to the foregoing, it is our opinion that:

         (i) the summaries of Federal income tax consequences set forth in the joint proxy statement/prospectus under the heading "Summary - The Merger and the Merger Agreement - Material Federal Income Tax Consequences of the Merger" and "The Merger
                  - Federal Income Tax Consequences of the Merger" are accurate in all material aspects as to matters of law and legal conclusions,

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         (ii)     the Merger will be treated for federal  income tax purposes as a reorganization within the meaning of Section 368(a)(1)(A) of the Code, and

         (iii) as a result of the Merger, no gain or loss will be recognized by a holder of Letchworth common stock who receives solely Tompkins common stock (except for cash received in lieu of fractional shares) in exchange for all of his or her shares of Letchworth common stock.

         This opinion is based on current provisions of the Code, the Treasury regulations promulgated thereunder, and the interpretation of the Code and such regulations by the courts and the Internal Revenue Service, as they are in effect and exist as of the date of this opinion. It should be noted that statutes, regulations, judicial decisions and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof and any of the foregoing bases for our opinion could adversely affect our conclusion.

         We hereby consent to the filing of this opinion as an exhibit of the joint proxy statement/prospectus and to all references to this firm under the headings "Summary - Material Federal Income Tax Consequences of the Merger" and "Federal Income Tax Consequences of the Merger" in the joint proxy statement/prospectus.

                                              Sincerely,

                                              HARRIS BEACH & WILCOX, LLP



                                              By: /s/ HUGH R. THOMAS
                                                  ------------------------------
                                                  Hugh R. Thomas
                                                  Member of the Firm